UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

CGI Holding Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

125318105
(CUSIP Number)

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue
Suite 2500
Chicago, Illinois 60611
(312) 527-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gerard M. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OF PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,371,344
	8	SHARED VOTING POWER 1,409,854
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,781,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.01%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer. Common Stock, par value $0.001 per share ("Common Stock") CGI Holding Corporation (the "Issuer") 100 N. Waukegan Road, Suite 100 Lake Bluff, Illinois 60044
Item 2.	Identity and Background.

(a) Gerard M. Jacobs

(b) Residence or Business Address: 100 N. Waukegan Road, Suite 100, Lake Bluff, Illinois 60044

(c) The Filing Person is the President, Chief Executive Officer, Secretary and Treasurer of CGI Holding Corporation, having its principal place of business at 100 N. Waukegan Road, Suite 100, Lake Bluff, Illinois 60044

(d) During the past five years, the Filing Person has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration. Not Applicable.
Item 4.	Purpose of Transaction.

This transaction reflects the granting to the Filing Person of voting proxies with respect to shares of Common Stock owned by S. Patrick Martin and John Giura. The Filing Person reserves the right to acquire additional shares of the Issuer's capital stock, to dispose of shares of the Issuer's capital stock or to formulate other purposes, plans or proposals deemed advisable regarding the Issuer. There are no plans or proposals relating to the granting of these proxies with regard to any events specified in (a) through (j) of this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) The Filing Person beneficially owns 3,781,198 shares of Common Stock (the "Shares") solely due to the granting of proxies to the Filing Person as described herein. The Shares represent approximately 12.01% of the outstanding shares of Common Stock (based on 31,484,023 shares outstanding as of December 15, 2004).

(b) The Filing Person does not have sole or shared dispositive power with respect to any of the Shares. The Filing Person has sole voting power with respect to 2,371,344 Shares pursuant to a proxy granted by John Giura and shared voting power with respect to 1,409,854 Shares pursuant to a proxy granted by S. Patrick Martin.

Mr. Martin granted the Filing Person a proxy to vote all of Mr. Martin’s shares in favor of the Filing Person’s slate of nominees for the Issuer’s board of directors, so long as the Filing Person is serving as the Issuer’s chief executive officer and so long as Mr. Martin is included in the slate of nominees. Mr. Martin owns 1,084,854 shares of Common Stock and currently exercisable warrants to purchase the 743,147 shares of Common Stock at prices ranging from $0.13 to $0.45 per share, and was granted a proxy to vote 325,000 shares of Common Stock by Ms. Negin Martin. The shares of Common Stock underlying the warrants were not included for the purpose of determining the number of shares of Common Stock beneficially owned by the Filing Person. The shares of Common Stock subject to the proxy granted by Ms. Negin Martin to Mr. Martin were included for the purpose of determining the number of shares of Common Stock beneficially owned by the Filing Person. Mr. Giura granted the Filing Person a proxy to vote all of Mr. Giura’s shares on any matters that may be voted upon by the holders of the Common Stock. Mr. Giura owns 2,371,344 shares of Common Stock.

The following information relates to each person with whom the power to vote the Shares is shared:

(a) Name: S. Patrick Martin

(b) Residence or Business Address: 300 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560.

(c) Mr. Martin is a director of the Issuer, having its principal place of business at 100 N. Waukegan Road, Suite 100, Lake Bluff, Illinois 60044, and is the President and Chief Executive Officer of Websourced, Inc., a subsidiary of the Issuer, having its principal place of business at 300 Perimeter Park Drive, Suite D, Morrisville, North Carolina 27560.

(d) During the past five years, Mr. Martin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) During the last five years, Mr. Martin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) a finding of any violation with respect to such laws.

(f) Citizenship: United States of America

(c) Not applicable.

(d) Mr. Martin has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, 1,409,854 Shares beneficially owned by the Filing Person. Mr. Giura has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, 2,371,344 Shares beneficially owned by the Filing Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On February 25, 2002, pursuant to a Settlement Agreement by and among the Issuer, the Filing Person, World Mall, Inc. and Messrs. Martin and Giura, the Filing Person was granted the following proxies: (i) a proxy from Mr. Martin granting the Filing Person the right to vote all of Mr. Martin's shares of capital stock of the Issuer in favor of the Filing Person's slate of nominees for the Issuer's board of directors, so long as the Filing Person is serving as the Issuer's chief executive officer and so long as Mr. Martin is included in such slate of nominees; and (ii) a proxy from Mr. Giura granting the Filing Person the right to vote all of Mr. Giura's shares of capital stock of the Issuer in favor of the Filing Person's slate of nominees for the Issuer's board of directors, so long as the Filing Person is serving as the Issuer's chief executive officer and so long as Mr. Giura is included in such slate of nominees.

     On August 31, 2004, the Issuer, GMP, LLC, a limited liability company of which Mr. Giura is a member, Safe Environment Corporation of Indiana, Mr. Giura and the Filing Person entered into another Settlement Agreement. Effective as of the date of this Settlement Agreement, Mr. Giura's proxy in favor of the Filing Person was restated to provide that the Filing Person shall have the authority to vote all of Mr. Giura's shares on any matters that may be voted upon by the holders of the Issuer's common stock in such manner as may be determined by the Filing Person in his sole discretion.

Item 7.	Material to be filed as Exhibits.

Proxy dated February 25, 2002 granted by S. Patrick Martin in favor of the Filing Person. (1)

Settlement Agreement, dated as of February 25, 2002, by and among the Issuer, World Mall, Inc., S. Patrick Martin, John Giura and the Filing Person. (1)

Settlement Agreement, dated as of August 31, 2004, by and among the Issuer, GMP, LLC, Safe Environment Corporation of Indiana, Mr. Giura and the Filing Person. (2)

Proxy effective as of August 31, 2004, granted by John Giura in favor of the Filing Person.*

* Filed herewith.

(1)	Incorporated by reference from the Issuer's Annual Report on Form 10-KSB for the year ended December 31, 2003.
(2)	Incorporated by reference from the Issuer's Current Report on Form 8-K dated August 31, 2004 and filed on September 7, 2004.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2005

By:	/s/ Gerard M. Jacobs Gerard M. Jacobs